UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A-2

              Statement by Holding Company Claiming Exemption under Rule U-3A-2 from the Provisions of the Public Utility
                           Holding Company Act of 1935

                      To Be Filed Annually prior to March 1

                             BLACK HILLS CORPORATION

                   For the fiscal year ended December 31, 2000

Black Hills Corporation hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information.

ITEM 1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

Black Hills Corporation

     Black Hills Corporation is a South Dakota corporation headquartered in Rapid City, South Dakota. The corporation is a public utility holding company and is the ultimate parent corporation of the Black Hills organization.
Subsidiaries of Black Hills Corporation are engaged in the generation, transmission, distribution and sale of electricity, the production, marketing, and transportation of natural gas, oil, and coal, and the provision of communications, cable television, and internet services. Black Hills Corporation is publicly traded and is listed on the New York Stock Exchange.

Black Hills Power, Inc.

     Black Hills Power, Inc. ("Black Hills Power") is a South Dakota corporation and a wholly owned subsidiary of Black Hills Corporation, headquartered in Rapid City, South Dakota. Black Hills Power is a public utility engaged in the generation, transmission, distribution and sale of electricity to approximately 58,600 customers in eleven counties in western South Dakota, eastern Wyoming and southwestern Montana. Black Hills Power is the only public utility subsidiary of Black Hills Corporation.


Black Hills Energy Ventures, Inc.

     Black Hills Energy Ventures, Inc. ("BHEV") is a South Dakota corporation and a wholly owned subsidiary of Black Hills Corporation, headquartered in Rapid City, South Dakota. BHEV is presently inactive.

Wyodak Resources Development Corp.

     Wyodak Resources Development Corp. ("Wyodak") is a Delaware corporation and a wholly owned subsidiary of Black Hills Power, headquartered in Rapid City, South Dakota with its principal place of business in Gillette, Wyoming. Wyodak owns and operates a surface coal mine in the Powder River Basin of Wyoming. Wyodak produces and markets coal to numerous unrelated third parties and also supplies coal to Black Hills Power. Subsidiaries of Wyodak are engaged in the businesses of producing and marketing coal, oil, and natural gas, and the provision of communications, cable television, and internet services.

Black Hills Exploration & Production, Inc.

     Black Hills Exploration & Production, Inc. ("BHEP") is a Wyoming corporation and a wholly owned subsidiary of Wyodak headquartered in Rapid City, South Dakota. BHEP engages in oil exploration and production in Wyoming, Montana, North Dakota, Colorado, California, Texas, Oklahoma, Louisiana, and New Mexico.

Landrica Development Company

     Landrica Development Company ("LDC") is a South Dakota corporation and a wholly owned subsidiary of Wyodak, headquartered in Rapid City, South Dakota. LDC is the owner of a coal benefication plant located near Gillette, Wyoming. The plant is currently decommissioned until such time as improvements in technology make the project economical and marketable.

Black Hills Capital Group, Inc.

     Black Hills Capital Group, Inc. ("BHCG") is a South Dakota corporation and a wholly owned subsidiary of Wyodak headquartered in Rapid City, South Dakota. BHCG is a holding company for subsidiaries engaged in the production and marketing of coal, oil, and natural gas and the provision of communications, cable television, and internet industries.

Black Hills Fiber Systems, Inc.

     Black Hills Fiber Systems, Inc. ("BHFS") is a South Dakota corporation and a wholly owned subsidiary of BHCG, headquartered in Rapid City, South Dakota. BHFS is a fifty-one percent member of Black Hills Fibercom, LLC.

Black Hills Fibercom, LLC

     Black Hills Fibercom, LLC ("BHFC") is a South Dakota limited liability company headquartered in Rapid City, South Dakota. The company consists of two members, BHFS and GLA New Ventures, LLC. The company is engaged in the business of providing telephone, cable television, and internet services in the Black Hills region of western South Dakota.

DAKSOFT, Inc.

     DAKSOFT, Inc. ("Daksoft") is a South Dakota corporation and a wholly owned subsidiary of Wyodak headquartered in Rapid City, South Dakota. Daksoft develops and markets internally generated computer software to its associates and to unrelated third parties.

Enserco Energy, Inc.

     Enserco Energy, Inc. ("Enserco") is a South Dakota corporation and a wholly owned subsidiary of BHCG headquartered in Golden, Colorado. Enserco is engaged in the business of marketing natural gas on a wholesale basis in the Rocky Mountain and Pacific Coast regions of the United States. Enserco is also the sole member of VariFuel, LLC.

VariFuel, LLC

     VariFuel, LLC ("VariFuel") is a South Dakota limited liability company and a wholly owned subsidiary of Enserco headquartered in Chicago, Illinois. The company is engaged in marketing retail natural gas in the metropolitan area of Chicago, Illinois. VariFuel does not own or operate any facilities used for the distribution (at retail or wholesale) of natural gas or manufactured gas.

Black Hills Coal Network, Inc.

     Black Hills Coal Network, Inc. ("BHCN") is a South Dakota corporation and a wholly owned subsidiary of BHCG headquartered in Mason, Ohio. BHCN markets coal in the Northeastern, Atlantic and Great Lakes regions of the United States.

Black Hills Energy Resources, Inc.

     Black Hills Energy Resources, Inc. ("BHER") is a South Dakota corporation and a wholly owned subsidiary of BHCG headquartered in Houston, Texas. BHER engages in the marketing and transportation of oil.

Black Hills Energy Pipeline, LLC

     Black Hills Energy Pipeline, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHER headquartered in Houston, Texas. The company is a 32.33% limited partner in Millennium Pipeline Company, L.P., a Texas limited partnership which owns and operates an oil pipeline in the Gulf Coast Region of Texas.

Black Hills Millennium Pipeline, Inc.

     Black Hills Millennium Pipeline, Inc. is a South Dakota corporation and a wholly owned subsidiary of BHER headquartered in Houston, Texas. The company is a 1.0% general partner in Millennium Pipeline Company, L.P. a Texas limited partnership which owns and operates an oil pipeline in the Gulf Coast Region of Texas.

Black Hills Energy Terminal, LLC

     Black Hills Energy Terminal, LLC is a South Dakota limited liability company and a wholly owned subsidiary of BHER headquartered in Houston, Texas. The company is a 32.33% limited partner in Millennium Terminal Company, L.P., a Texas limited partnership which owns and operates an oil terminal and storage facility.

Black Hills Millennium Terminal, Inc.

     Black Hills Energy Terminal, LLC is a South Dakota corporation and a wholly owned subsidiary of BHER headquartered in Houston, Texas. The company is a 1.0% general partner in Millennium Terminal Company, L.P., a Texas limited partnership which owns and operates an oil terminal and storage facility.

Millennium Pipeline Company, L.P.

     Millennium Pipeline Co., L.P. is a Texas limited partnership which owns and operates an oil pipeline in the Gulf Coast region of Texas. Subsidiaries of Black Hills Corporation hold limited and general partnership interests totaling one third of the equity interests of the partnership. The remaining interests are held by Equilon Pipeline Company, LLC.

Millennium Terminal Company, L.P.

     Millennium Terminal Co., L.P. is a Texas limited partnership which owns and operates an oil terminal and storage facility. Subsidiaries of Black Hills Corporation hold limited and general partnership interests totaling one third of the equity interests of the partnership. The remaining interests are held by Equilon Pipeline Company, LLC.

Black Hills Energy Capital, Inc.

     Black Hills Energy Capital, Inc. ("BHEC") is a Delaware corporation and a wholly owned subsidiary of Black Hills Power headquartered in Wheeling, Illinois. The corporation is engaged in the independent power industry. Through its subsidiaries, BHEC holds investments in numerous hydroelectric and natural gas fired electric generating facilities located in New York, Massachusetts, Colorado and California that are either qualifying facilities ("QF") or owned by EWGs.

Black Hills Independent Power Fund, Inc.

     Black Hills Independent Power Fund, Inc. is a Texas corporation and a wholly owned subsidiary of BHEC. The corporation is presently inactive.

Black Hills Independent Power Fund II, Inc.

     Black Hills Independent Power Fund II, Inc. is an Illinois corporation and a wholly owned subsidiary of BHEC. The corporation is presently inactive.

Black Hills Berkshire, LLC

     Black Hills Berkshire, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHEC. The company is presently inactive.

Black Hills Capital Development, Inc.

     Black Hills Capital Development, Inc. is an Illinois corporation and a wholly owned subsidiary of BHEC. The corporation is presently inactive.

Black Hills North America, Inc.

     Black Hills North America, Inc. is a Delaware corporation and a wholly owned subsidiary of BHEC headquartered in Wheeling, Illinois. The corporation holds a one percent general partnership interest in Indeck North American Power Fund, L.P., which, through its subsidiary, is an investor in electric generating facilities in Massachusetts and California that are either QFs or owned by EWGs.

North American Funding, LLC

     North American Funding, LLC is a Delaware limited liability company and a wholly owned subsidiary of BHEC headquartered in Wheeling, Illinois. The company is an investor in one electric generating facility in Massachusetts and two in California that are either QFs, or owned by EWGs.

EIF Investors, Inc.

     EIF Investors, Inc. is a Delaware corporation and a wholly owned subsidiary of BHEC headquartered in Wheeling, Illinois. The corporation holds BHEC's investment in Energy Investors Fund, L.P., Energy Investors Fund II, L.P., and Energy Investors Fund III, L.P., which in turn hold investments in numerous electric generating facilities that are either QFs, or owned by EWGs in the United States and elsewhere.

Black Hills High Desert, Inc.

     Black Hills High Desert, Inc. is a Delaware corporation and a wholly owned subsidiary of BHEC. The corporation is currently inactive.

Black Hills Idaho Operations, LLC

     Black Hills Idaho Operations, LLC, is a Delaware limited liability company and a wholly owned subsidiary of BHEC. The company is headquartered in Wheeling, Illinois. The company is engaged in the business of providing plant operating services to two qualifying natural gas fired facilities located in the Cities of Rupert and Glenns Ferry, Idaho.

Indeck North American Power Partners, LP

     Indeck North American Power Partners, LP ("INAPP") is a Delaware limited partnership headquartered in Wheeling, Illinois. BHEC holds direct and indirect limited and general partnership interests in INAPP totaling 59.99%. BHEC also provides management services to INAPP. INAPP is the sole general partner of Indeck North American Power Fund, L.P.

Indeck North American Power Fund, LP

     Indeck North American Power Fund, LP ("INAPF") is a Delaware limited partnership headquartered in Wheeling, Illinois. BHEC holds direct and indirect limited and general partnership interests in INAPF totaling 44.82%. BHEC also provides management services to INAPF. INAPF holds investments in two natural gas fired cogeneration facilities located in Massachusetts and California that are either QFs or owned by EWGs.

Black Hills Ontario, LLC

     Black Hills Ontario, LLC is a Delaware limited liability company with operations in Ontario, California. BHEC holds direct and indirect membership interests in the company totaling 50%. BHEC is also a manager of the company. The company owns and operates a natural gas fired qualifying cogeneration facility in Ontario, California.

Indeck Harbor, LLC

     Indeck Harbor, LLC ("Indeck Harbor") is a Delaware limited liability company with operations in Long Beach, California. BHEC indirectly holds a 45.37% membership interest in Indeck Harbor. Indeck Harbor owns seventy percent of the capital stock of Harbor Cogeneration Company, an EWG that owns and operates a natural gas fired cogeneration facility in Long Beach, California.

Indeck Auburndale, LLC

     Indeck Auburndale, LLC is a Delaware limited liability company and a wholly owned subsidiary of INAPF. The company is currently inactive.

Indeck Gordonsville, LLC

     Indeck Gordonsville, LLC is a Delaware limited liability company and a wholly owned subsidiary of INAPF. The company is currently inactive.

AHDC, LLC

     AHDC, LLC is a New York limited liability company and a wholly owned subsidiary of Adirondack Hydro Development Corporation ("Adirondack Hydro"), an EWG that is described in detail in Item No. 4(a), below. AHDC, LLC is headquartered in South Glens Falls, New York. The company holds the right to receive annuity payments resulting from the buy-out of several power purchase agreements.

Middle Falls Corporation

     Middle Falls Corporation is an inactive New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in South Glens Falls, New York.

Middle Falls II, LLC

     Middle Falls II, LLC is an inactive New York limited liability company that is a wholly owned subsidiary of Adirondack Hydro. The company is headquartered in South Glens Falls, New York.

Sissonville Corporation

     Sissonville Corporation is a New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in South Glens Falls, New York. The corporation holds a 49% limited partnership interest in Sissonville Limited Partnership, an EWG that owns a hydroelectric generating facility on the Hudson River system in New York.

Sissonville II, LLC

     Sissonville II, LLC is a New York limited liability company and a wholly owned subsidiary of Adirondack Hydro. The company is headquartered in South Glens Falls, New York. The company holds a 1% general partnership interest in Sissonville Limited Partnership, an EWG that owns a hydroelectric generating facility on the Hudson River system in New York.

Sissonville Limited Partners, LLC

     Sissonville Partners, LLC is a New York limited liability company and a wholly owned subsidiary of Sissonville Limited Partnership. The company is headquartered in South Glens Falls, New York. The company holds the debt used to finance the construction of the hydroelectric generating facility owned by Sissonville Limited Partnership.

State Dam Corporation

     State Dam Corporation is a New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in South Glens Falls, New York. The corporation holds a 49.0% limited partnership interest in NYSD Limited Partnership, an EWG that owns a hydroelectric generating facility on the Hudson River system in New York.

State Dam II, LLC

     State Dam II, LLC is a New York limited liability company and a wholly owned subsidiary of Adirondack Hydro. The company is headquartered in South Glens Falls, New York. The company holds a 1.0% general partnership interest in NYSD Limited Partnership, an EWG that owns a hydroelectric generating facility on the Hudson River system in New York.

NYSD Partners, LLC

     NYSD Partners, LLC is a New York limited liability company and a wholly owned subsidiary of NYSD Limited Partnership. The company is headquartered in South Glens Falls, New York. The company holds the debt used to finance the construction of the hydroelectric generating facility owned by NYSD Limited Partnership.

Warrensburg Corporation

     Warrensburg Corporation is a New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in South Glens Falls, New York. The corporation holds a 98% limited partnership interest in Warrensburg Hydro Power Limited Partnership, an EWG that owns a hydroelectric generating facility located on the Hudson River system of New York.

Warrensburg II Corporation

     Warrensburg II Corporation is a New York corporation and a wholly owned subsidiary of Adirondack Hydro. The corporation is headquartered in South Glens Falls, New York. The corporation holds a 2% general partnership interest in Warrensburg Hydro Power Limited Partnership, an EWG that owns a hydroelectric generating facility located on the Hudson River system of New York.

South Glens Falls, LLC

     South Glens Falls, LLC is a Delaware limited liability company. The company is directly and indirectly wholly owned by BHEC. The company is headquartered in South Glens Falls, New York. The company is a 0.5% general partner in South Glens Falls, L.P., which owns a qualified hydroelectric generating facility on the Hudson River system of New York.

South Glens Falls, L.P.

     South Glens Falls, L.P. is a New York limited partnership. The partnership is headquartered in South Glens Falls, New York. Through its subsidiaries, BHEC owns a 0.5% general partnership interest and a 29.7% limited partnership interest in the partnership. The partnership owns a qualified hydroelectric generating facility on the Hudson River System of New York.

Black Hills Valmont Colorado, Inc.

     Black Hills Valmont Colorado, Inc. is a Delaware corporation and a wholly-owned subsidiary of BHEC headquartered in Wheeling, Illinois. The company is acting as financing agent during the construction phase of Black Hills Colorado, LLC's expansion project.

ITEM 2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

                               ELECTRIC PROPERTIES

     The following table provides information on the generation, transmission and distribution facilities of Black Hills Power.

Generation Facilities

     During 2000, 86 percent of the fuel used by Black Hills Power to generate electricity, measured in Btus (British thermal units), was coal. Black Hills Power's generation facilities include: the Ben French Plant in Rapid City, South Dakota, consisting of five 20 MW combustion turbines, a 25 MW coal-fired steam boiler and four 2.5 MW oil-fired internal combustion units; Neil Simpson I and Neil Simpson II near Gillette, Wyoming, coal units with capacities of 21.8 and
88.9 MW, respectively; Osage Plant in Osage, Wyoming, a 34.5 MW coal-fired plant; Neil Simpson Complex CT #1, a 40 MW natural gas fired combustion turbine near Gillette, Wyoming; and the Wyodak Plant (20% share, co-owned with PacifiCorp) near Gillette, Wyoming, at which Black Hills Power is entitled to
72.4 MW of capacity.

Generating Units

                                                                    Year of           Rating          Principal
Name of Plant                                                    Installation       (Kilowatts)         Fuel
Osage Plant - Osage, (WY)                                          1948-1952            34,500          Coal
Ben French Station - Rapid City, (SD)                                1960               25,000          Coal
                                                                     1965               10,000           Oil
                                                                   1977-1979           100,000       Oil or Gas
Neil Simpson Station - Gillette, (WY)                                1969               21,760          Coal
                                                                     1995               88,900          Coal
Neil Simpson Complex CT 1 - Gillette, (WY)                           2000               40,000           Gas
Wyodak Plant - Gillette, (WY)                                        1978               72,400          Coal
                                                                                      --------

                    Total                                                              392,560

Of the 392.56 MW total installed capacity, 135 MW of Black Hills Power's installed capacity is presently located in South Dakota, with an additional
257.56 MW located in Wyoming due to the abundance of low sulfur coal and natural gas in that state. By constructing its plants in close proximity to their fuel source, Black Hills Power is able to provide economical power to its customers and eliminate the substantial cost of transporting fuel by rail or pipeline to its generating facilities.

Transmission and Distribution Facilities

     Because 97% of Black Hills Power's service territory and 96% of its customers are located in South Dakota, 2,086 miles (96%) of Black Hills Power's 2,175 miles of distribution lines are also located in that state, with an 63 additional miles (3%) of distribution lines serving Black Hills Power's Wyoming customers and 26 miles (1%) of distribution lines serving its Montana customers.

     Black Hills Power owns transmission lines consisting of 447 miles of 230 kV transmission lines, 533 miles of 69 kV lines and 8 miles of 47 kV lines. Black Hills Power also jointly owns 43 miles of 230 kV transmission lines with Basin Electric Power Cooperative. Over six hundred miles of Black Hills Power's transmission lines (59%) are located in South Dakota, with 289 additional line-miles (28%) in Wyoming that are used to transmit the economical power generated by Black Hills Power's mine-mouth coal-fired facilities and natural gas fired turbine located in Wyoming to its load centers in South Dakota. Black Hills also owns 40 miles of transmission line (4%) in Montana that are used to serve its customers in that State and 94 miles of transmission line (9%) in Nebraska, the sole purpose of which is to interconnect Black Hills Power with the Western Area Power Administration's facilities in Stegall, Nebraska.

     In addition to the facilities identified above, Black Hills Power owns a service center in Rapid City, several district office buildings at various locations within its service area and an eight-story home office building in Rapid City, South Dakota, housing its home office on four floors, with the balance of the building rented to others.

                         NON-ELECTRIC ENERGY PROPERTIES

     Non-electric energy properties consist of coal mining properties, oil and natural gas properties and energy marketing properties.

Coal Mining Properties

     Wyodak is engaged in mining and processing sub-bituminous coal near Gillette in Campbell County, Wyoming, and owns or has user rights in the necessary mining, processing and delivery equipment to fulfill its sales contracts. The coal averages 8,000 Btus per pound. Mining rights to the coal are based upon four federal leases and one state lease. The estimated recoverable coal from the leases as of December 31, 2000 is 274,666,000 tons, of which 17,966,000 tons are committed to be sold to the Wyodak Plant and approximately 23,175,000 tons to Black Hills Power's other plants.

Oil and Natural Gas Properties

     Black Hills Exploration and Production operates 298 wells as of December 31, 2000. The majority of these wells are in the Finn Shurley Field, located in Weston and Niobrara Counties, Wyoming. Black Hills Exploration and Production does not operate, but owns a working interest in 341 producing properties located in the western and southern United States. Black Hills Exploration and Production also owns a 44.7 percent non-operating interest in a natural gas processing plant located at the Finn Shurley Field.

Energy Marketing Properties

     In 1999, Black Hills Energy Resources formed Black Hills Millennium Pipeline Company to own a minority interest in a 200 mile pipeline in Texas. The pipeline has a capacity of 67,000 barrels per day. The majority owner and operator of the pipeline is Equilon Pipeline Company, LLC.


ITEM 3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

              Black Hills Power is the only public utility company subsidiary of Black Hills Corporation. Black Hills Power conducts its utility business substantially within the State of South Dakota.

          (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

               Retail:  1,533,435,000 kwh

          (b) Number of kwh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

               Out of state:  127,606,000 kwh (Wyoming) + 13,407,000 kwh
               (Montana) = 141,013,000 kwh

          (c) Number of kwh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

               Electricity generated by Black Hills Power's generating plants is primarily sold to retail customers located in South Dakota. Energy purchased outside of the state of South Dakota from other utilities is resold at wholesale outside the state. Black Hills Power also engages in non-firm energy/opportunity sales outside the state of South Dakota.

          (d) Number of kwh of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

               Approximately 133,687,000 kwh and 36,780,000 kwh of electric energy were purchased from PacifiCorp and Rocky Mountain Generating Company, respectively, in Wyoming. The electric energy purchased from PacifiCorp and Rocky Mountain Generating Company was primarily resold at wholesale in Wyoming. Black Hills Power also purchased approximately 9,710,000 kwh from Municipal Electric Association of Nebraska within the State of Nebraska primarily for resale at wholesale in the state of Wyoming.

ITEM 4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a)  Name,   location,   business   address  and  description  of  the
               facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

Black Hills Generation, Inc.

(a) Black Hills Generation, Inc. ("Black Hills Generation" formerly WYGEN, Inc.) is an exempt wholesale generator ("EWG") and a Wyoming Corporation. The FERC accepted Black Hills Generation's application for EWG status in a Letter Order reported at 69 FERCP. 61,036 (1994). Black Hills Generation's business address is 625 9th Street, P.O. Box 1400, Rapid City, SD 57709. In August of 1999, Black Hills Generation began initial engineering and site preparation for a 90 megawatt coal-fired electric generation facility to be located near Gillette, Wyoming, at the Wyodak coal mine (the "Wygen Plant"). The company will lease this facility from Wygen Funding, LP, an unrelated Delaware limited partnership owned by the project financiers. Black Hills Generation will also construct transmission facilities sufficient to deliver electric energy from the Wygen Plant to the Black Hills Power transmission system through an interconnection with the Wyodak Substation. The Wygen Plant is scheduled to be completed in 2003. Black Hills Generation is also developing a 40 MW combustion turbine (the Neil Simpson Complex CT #2) near Gillette, Wyoming that is expected to be on line on May 1, 2001.

(b)  Black Hills Generation is wholly owned by Wyodak.

(c) Black Hills Corporation, through its wholly owned subsidiary, Wyodak, has made capital contributions to Black Hills Generation totaling $501,000. Black Hills Corporation made loans to Black Hills Generation totaling $52,319,000 in 1999 and $8,553,000 in 2000. These loans were repaid in full in July, 2000.

(d) Total equity as of December 31, 2000 was $19. Net losses for the twelve month period ended December 31, 2000 were $85,852.

(e)  None.

Black Hills Colorado, LLC

(a) Black Hills Colorado, LLC ("Black Hills Colorado" formerly named Indeck Colorado, LLC), is an EWG and a Delaware limited liability company. Black Hills Colorado is administered from 1075 Noel Ave, Wheeling, IL 60090. FERC accepted Black Hills Colorado's application for EWG status in an order reported at 91 FERCP. 62,131 (2000). Black Hills Colorado owns and operates two natural gas-fired combustion turbines, an 80 MW facility located at the Arapahoe Power Station in Denver, Colorado, and a 40 MW facility located at the Valmont Power Station in Boulder, Colorado. As part of the agreement under which Public Service Company of Colorado ("PSCo") permitted Black Hills Generation to develop the facilities, the EWG agreed to sell-back the power and energy produced from the facilities to PSCo for a period of seven years following their completion. In 2000, Black Hills Colorado entered into an agreement with PSCo wherein Black Hills Colorado will construct an additional 90 MW to be located at the Arapahoe and Valmont Power Stations. The expansion will occur in stages with 40 MW becoming operational in the spring of 2001 and the remaining 50 MW becoming operational in early 2002. With this expansion a new ten year tolling agreement was executed (replacing the original seven year agreement) providing for the EWG to sell back all 210 MW of the Arapahoe and Valmont Power Stations' output to PSCo through May of 2012.

(b)  Black Hills Colorado is wholly owned by BHEC.

(c) Black Hills Generation, Inc. and Indeck Capital, Inc. made equity contributions of $21,277,539.65 and $359,803.41, respectively, in June, 2000 for a total of $21,637,343.06. On July 7, 2000, Indeck Capital, Inc. was merged into Black Hills Energy Capital, Inc., a wholly owned subsidiary of Black Hills Corporation. In July, 2000 the equity interest of Black Hills Generation, Inc. in Black Hills Colorado was purchased by Black Hills Energy Capital, Inc. Black Hills Energy Capital, Inc., Wyodak and BHEP have guaranteed letters of credit totaling $19.5 million which provide credit support to Black Hills Colorado's $60 million of project debt.

(d) As of December 31, 2000, Black Hills Colorado, LLC had total equity of $21,872,596. Its net income for the twelve month period ended December 31, 2000 was $235,253.

(e)  None.

Harbor Cogeneration Company

(a) Harbor Cogeneration Company ("Harbor Cogen") is an EWG and a California corporation that owns an 80 MW cogeneration facility located near the City of Long Beach in Los Angeles County, California. Harbor Cogen is administered from 1075 Noel Ave, Wheeling, IL 60090. Harbor Cogen's application for EWG status was approved by FERC in a Letter Order reported at 86 FERC P. 62,188 (1999). The project output is ordinarily sold on a merchant basis to the California ISO. Harbor Cogen's facilities are directly connected to Southern California Edison Company's 230 kV transmission system through a step-up transformer owned by Harbor Cogeneration.

(b) BHEC directly and indirectly (by and through its interest in Indeck North American Power Fund, L.P.) owns a 45.37% interest in Indeck Harbor, LLC, which, in turn, owns a 70% interest in the EWG. Thus BHEC's indirect interest in Harbor Cogen is approximately 31.76%.

(c) On March 30, 1987, South Coast Energy Company contributed $840,000 to Harbor Cogen. South Coast Energy Company's interest was later acquired by Indeck Harbor, LLC, which Black Hills Corporation is now the indirect owner of 45.37% of. Black Hills Corporation's indirect investment in the company equates to $381,108. There are presently no direct or indirect guarantees by Black Hills Corporation in favor of Harbor Cogen or recourse debt to any system company.

(d) As of December 31, 2000, Harbor Cogen had total equity of $40,880,870. For the twelve months ended December 31, 2000, Harbor Cogen's earnings totaled $28,825,294.

(e)  None.

Adirondack Hydro Development Corporation

(a) Adirondack Hydro Development Corporation ("Adirondack Hydro") is a Delaware corporation, located at 39 Hudson Falls Road, South Glens Falls, NY 12803. In Adirondack Hydro Development Corporation, 92 FERC P. 62,165 (2000), FERC determined that Adirondack Hydro was an EWG. Adirondack Hydro holds direct and indirect interests in other EWGs including Northern Electric Power Co., L.P., Hudson Falls, LLC, Sissonville Limited Partnership, Warrensburg Hydro Power Limited Partnership, NYSD Limited Partnership, Adirondack Hydro - Fourth Branch, LLC, and Adirondack Operating Services, LLC.

(b)  Adirondack Hydro is wholly owned by BHEC.

(c) Indeck Capital, Inc. contributed $3,975,105 to Adirondack Hydro prior to Black Hills Corporation's ownership of the EWG. Black Hills Corporation has indirectly invested $15,855,000 in Adirondack Hydro through its wholly owned subsidiary, BHEC. There are no direct or indirect guaranties by Black Hills Corporation in favor of Adirondack Hydro. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Adirondack Hydro.

(d) As of December 31, 2000, Adirondack Hydro had total equity of $56,668,530. For the twelve month period ended December 31, 2000 net earnings totaled $6,430,573.

(e) Adirondack Hydro is a party to a service contract with its wholly owned subsidiary Adirondack Operating Services, LLC, wherein Adirondack Hydro receives management and administrative services from Adirondack Operating Services, LLC. Adirondack Operating Services, LLC provides these services at cost.

Northern Electric Power Co., L.P.

(a) Northern Electric Power Co., L.P., ("Northern Electric") is a New York limited partnership located at 39 Hudson Falls Road in South Glens Falls, New York 12803. On January 14, 1994, FERC determined that Northern Electric was an EWG. Northern Electric Power Co., 66 FERC P. 61,060 (1994). Northern Electric owns Hudson Falls, a FERC jurisdictional 36.1 MW net capacity QF located on the Hudson River near the Town of Moreau, in Saratoga and Washington Counties, New York. The Hudson Falls facility was granted qualifying status in Northern Electric Power Co., LP, 65 FERC P. 62,231
     (1993) and has filed several self-certifications of qualifying status thereafter.

(b) Through their subsidiary, Hudson Falls, LLC, Adirondack Hydro (98.5%) and BHEC (1.5%) indirectly own half of the 1% general partnership interest in Northern Electric. Adirondack Hydro directly owns a 29.7% limited partnership interest in Northern Electric.

(c) Adirondack Hydro contributed $3,137,798 to Northern Electric in 1995. Black Hills Corporation acquired Adirondack Hydro on July 7, 2000 with the merger of Adirondack Hydro's parent, Indeck Capital, Inc. into BHEC. Allstate Insurance Company and Allstate Life Insurance Company contributed $4,184,253 and $2,091,342 to Northern Electric, respectively, in 1995. Adirondack Hydro acquired one-half of each of their respective limited partnership interests on December 5, 2000. There are no direct or indirect guaranties in favor of Northern Electric by Black Hills Corporation. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Northern Electric.

(d) As of December 31, 2000, Northern Electric had total equity of $18,002,857. For the twelve month period ended December 31, 2000 net earnings totaled $7,633,733.

(e) Northern Electric is a party to a service contract with Adirondack Operating Services, LLC, wherein Adirondack Operating Services, LLC provides management, administrative and operating services to Northern Electric. Adirondack Operating Services, LLC provides these services at cost.

Hudson Falls, LLC

(a) Hudson Falls, LLC ("Hudson Falls") is a New York limited liability company whose business address is 39 Hudson Falls Road, South Glens Falls, New York 12803. Hudson Falls holds one-half of the general partnership interest in Northern Electric. FERC determined that Hudson Falls was an EWG in Hudson Falls, LLC, 73 FERC P. 61,062 (1995).

(b)  Adirondack Hydro (98.5%) and BHEC (1.5%) jointly own Hudson Falls.

(c) The original members of the company, Adirondack Hydro, J. Forester, R. Dudley and S. Chwiecko, contributed $10,683.43, $790.00, $790.00 and $790.00, respectively, to Hudson Falls in 1995. Adirondack Hydro subsequently bought the interests of all of the other original members of the company when it was acquired by Indeck Capital, Inc. in 1997. A 1.5% interest was then transferred by Adirondack Hydro to Indeck Capital, Inc. Black Hills Corporation indirectly acquired 100% of Hudson Falls through the merger of Indeck Capital, Inc. into its wholly owned subsidiary BHEC on July 7, 2000. There are no direct or indirect guarantees of any Hudson Falls debt by Black Hills Corporation. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Hudson Falls.

(d) As of December 31, 2000, Hudson Falls had total equity of $23,083. For the twelve month period ended December 31, 2000 net earnings totaled $67,135.

(e) Hudson Falls is a party to a service contract with Adirondack Operating Services, LLC, wherein Adirondack Operating Services, LLC provides management and administrative services to Hudson Falls. Adirondack Operating Services, LLC provides these services at cost.

Sissonville Limited Partnership

(a) Sissonville Limited Partnership ("Sissonville") is a limited partnership formed under the laws of the State of New York. Its business address is 39 Hudson Falls Road, South Glens Falls, New York 12803. Sissonville is an EWG that owns and operates a hydroelectric facility with an installed capacity of 2.3 MW which is located on the Raquette River in the Town of Potsdam, St. Lawrence County, New York. FERC approved Sissonville's application for EWG status in an order reported at 92 FERC P. 62,129 (2000).

(b) Adirondack Hydro is presently the indirect owner of 1% general partnership and 49% limited partnership interests in Sissonville by and through its interests in Sissonville Corporation and Sissonville II, LLC.

(c) Adirondack Hydro contributed $102 to Sissonville on September 1, 1989. Black Hills Corporation indirectly acquired this interest through the merger of Sissonville's ultimate parent corporation, Indeck Capital, Inc., into BHEC on July 7, 2000. On October 27, 2000, Adirondack Hydro contributed an additional $2,673,424 to Sissonville. There are no direct or indirect guarantees by Black Hills Corporation in favor of Sissonville. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Sissonville.

(d) As of December 31, 2000, Sissonville had total equity of $1,484,764. For the twelve month period ended December 31, 2000 net earnings totaled $3,457,154.

(e) Sissonville is a party to a service contract with Adirondack Operating Services, LLC, wherein Adirondack Operating Services, LLC provides management, administrative and operating services to Sissonville. Adirondack Operating Services, LLC provides these services at cost.

Warrensburg Hydro Power Limited Partnership

(a) Warrensburg Hydro Power Limited Partnership ("Warrensburg Hydro") is a New York limited partnership, which is headquartered at 39 Hudson Falls Road, South Glens Falls, New York 12803. Warrensburg Hydro is an EWG that owns and operates a hydroelectric facility with an installed capacity of 2.8 MW which is located on the Schroon River in the Town of Warrensburg, Warren County, New York. Warrensburg's application for EWG status was approved by FERC in an order reported at 92 FERC P. 62,157 (2000).

(b) Warrensburg is an indirect wholly owned subsidiary of Adirondack Hydro by and through Adirondack Hydro's ownership of Warrensburg Corporation and Warrensburg II Corporation.

(c) The original partners, Adirondack Hydro, Dominion Energy, Inc. and Dominion Cogen NY, Inc., contributed $300,000, $2,254,000 and $46,000, respectively, to Warrensburg on December 30, 1987. On October 31, 1998, Adirondack Hydro purchased the partnership interests held by Dominion Energy, Inc. and Dominion Cogen NY, Inc. Adirondack then transferred its limited and general partnership interests in Warrensburg to its wholly owned subsidiaries, Warrensburg Corporation and Warrensburg II Corporation, respectively. Black Hills Corporation acquired indirect ownership of Warrensburg on July 7, 2000 when its wholly owned subsidiary BHEC merged with Warrensburg ultimate parent, Indeck Capital, Inc. There are no direct or indirect guarantees by Black Hills Corporation in favor of Warrensburg. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Warrensburg.

(d) As of December 31, 2000, Warrensburg had total negative equity of $3,782,947. For the twelve month period ended December 31, 2000, net income totaled $472,906.

(e) Warrensburg is a party to a service contract with Adirondack Operating Services, LLC, wherein Adirondack Operating Services, LLC provides management, administrative and operating services to Warrensburg. Adirondack Operating Services, LLC provides these services at cost.

NYSD Limited Partnership

(a) NYSD Limited Partnership ("NYSD") is a limited partnership formed under the laws of the State of New York. Its business address is 39 Hudson Falls Road, South Glens Falls, New York 12803. NYSD is an EWG that owns and operates a hydroelectric facility with an installed capacity of 11.7 MW which is located on the Mohawk River in the Town of Waterford and City of Cohoes in Saratoga and Albany Counties, New York. FERC approved NYSD's application for EWG status in an order reported at 92 FERC P. 62,158
     (2000).

(b) Adirondack Hydro is the indirect owner of 1% general partnership and 49% limited partnership interests in NYSD by and through its ownership of interests in State Dam Corporation and State Dam II, LLC.

(c) Adirondack Hydro contributed $513,102 to NYSD on December 1, 1989. Black Hills Corporation indirectly acquired this interest through the merger of NYSD's ultimate parent corporation, Indeck Capital, Inc., into BHEC on July 7, 2000. On October 27, 2000, Adirondack Hydro contributed an additional $8,642,777 to NYSD. There are no direct or indirect guarantees by Black Hills Corporation in favor of NYSD. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of NYSD.

(d) As of December 31, 2000, NYSD had total negative equity of $9,041,593. For the twelve month period ended December 31, 2000 net income totaled $4,315,772.

(e) NYSD is a party to a service contract with Adirondack Operating Services, LLC, wherein Adirondack Operating Services, LLC provides management, administrative and operating services to NYSD. Adirondack Operating Services, LLC provides these services at cost.

Adirondack Hydro - Fourth Branch, LLC

(a) Adirondack Hydro - Fourth Branch, LLC ("Fourth Branch") is a limited liability company organized under the laws of the State of New York . The principal business address of Fourth Branch is 39 Hudson Falls Road, South Glens Falls, New York, 12803. The FERC accepted Fourth Branch's application for EWG status in a Letter Order reported at 93 FERC P. 62,108 (2000). On September 29, 2000 Fourth Branch acquired ownership of a hydroelectric generating facility with an installed capacity of 3.35 MW located on the Mohawk River in the Town of Waterford, Saratoga County, New York. This is currently the only generating facility owned by Fourth Branch.

(b)  Adirondack Hydro is the sole member of Fourth Branch.

(c) Adirondack Hydro made an equity contribution of $634,441 in Fourth Branch on October 20, 2000. There are presently no direct or indirect guarantees by Black Hills Corporation or any other system company in favor of Fourth Branch or any recourse debt to Black Hills Corporation or any system company.

(d) As of December 31, 2000, Fourth Branch had total equity of $685,675. For the twelve months ended December 31, 2000, Fourth Branch's earnings totaled $51,234.

(e) Fourth Branch is a party to a service contract with Adirondack Operating Services, LLC wherein Adirondack Operating Services, LLC provides management, administrative and operating services to Fourth Branch. Adirondack Operating Services, LLC provides these services at cost.

Adirondack Operating Services, LLC

(a) Adirondack Operating Services, LLC ("Adirondack Operating") is a limited liability company incorporated in New York whose business address is 39 Hudson Falls Road, South Glens Falls, New York 12803. Adirondack Operating operates seven associated hydroelectric generating facilities (both EWGs and QFs) located in New York State. On October 12, 1995, FERC issued a determination that Adirondack Operating is an EWG. Adirondack Operating Services, LLC, 73 FERC P. 61,061 (1995).

(b)  Adirondack Hydro (98.5%) and BHEC (1.5%) jointly own Adirondack Operating.

(c) Adirondack Hydro contributed $1,000 to Adirondack Operating on August 11, 1995. Black Hills Corporation indirectly acquired this interest through the merger of Adirondack Operating's ultimate parent corporation, Indeck Capital, Inc., into BHEC on July 7, 2000. There are no direct or indirect guarantees by Black Hills Corporation in favor of Adirondack Operating. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Adirondack Operating.

(d) As of December 31, 2000, Adirondack Operating had total equity of $1,000. Adirondack Operating had no profit or loss for the twelve month period ended December 31, 2000.

(e) Adirondack Operating provides management, administrative and operating services to the following Black Hills Corporation subsidiaries: Adirondack Hydro, Warrensburg, NYSD, Sissonville, Hudson Falls, Northern Electric, South Glens Falls, L.P., and Fourth Branch. Adirondack Operating provides these services at cost.

Indeck Pepperell Power Associates, Inc.

(a) Indeck Pepperell Power Associates, Inc. ("Indeck Pepperell"), is an EWG incorporated in the State of Delaware with its principal business offices located at 1075 Noel Ave., Wheeling, IL 60090. Indeck Pepperell owns a 38 MW cogeneration facility located in Pepperell, Massachusetts near the James River Pepperell, Inc. paper mill. Pepperell Power Associates Limited Partnership's (the predecessor to Indeck Pepperell) application for EWG status was granted by FERC in Pepperell Power Associates Limited Partnership, 62 FERC P. 61,182 (1993).

(b) BHEC indirectly owns 48.67% of the capital stock of Indeck Pepperell by and through its interests in Indeck North American Power Fund, L.P.

(c) Indeck Pepperell has total paid in capital of $10,947,564. Of that amount, $5,328,179 is attributable to Black Hills Corporation through its ownership interests in Indeck North American Power Fund, L.P. There are no direct or indirect guarantees by Black Hills Corporation in favor of Indeck
     Pepperell. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Indeck Pepperell.

(d) As of December 31, 2000, Indeck Pepperell had total equity of $7,157,731. Indeck Pepperell had net income of $1,101,443 for the twelve month period ended December 31, 2000.

(e)  None.

Jamaica Private Power Company

(a) Jamaica Private Power Company ("Jamaica Power"), an EWG that is a Jamaican limited liability company. Jamaican Power owns a 60 MW diesel combined cycle facility located in Rockfort, Kingston, Jamaica. Jamaica Power's application for EWG status was granted by FERC in Jamaica Private Power Company Limited, 67 FERC P. 61,279 (1994).

(b) BHEC's owns a 0.5% GP interest in Energy Investors Fund II, L.P. ("EIFII") which, in turn, holds a 15.7% Class B Membership in Jamaica Power.

(c) BHEC has invested $6.71 million in EIFII. EIFII has invested $7.32 million in Jamaica Power. There are no direct or indirect guarantees by Black Hills Corporation in favor of Jamaica Power. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Jamaica Power.

(d) As of December 31, 2000, the total cost of Jamaica Power's facility was $144,000,000.

(e)  None.

P.H. Rio Volcan, S.A.

(a) P.H. Rio Volcan, S.A. ("Rio Volcan"), an EWG that is incorporated in Costa Rica and located at Santo Domingo de Heredia del Hotel Bouganville 200 Mts. Al Este de la Iglesia Catolica, Heredia, Costa Rica. Rio Volcan owns a 17 MW hydroelectric facility located in the District of Sarapiqui, Canton of Alajuela, Province of Alajuela, Costa Rica. Rio Volcan's application for EWG status was granted by FERC in P.H. Rio Volcan, S.A., 82 FERC P. 62,029
     (1998).

(b) BHEC holds a 0.5% GP interest in EIFII. EIFII holds a 35% ownership interest in Rio Volcan.

(c) BHEC has invested $6.71 million in EIFII. EIFII has invested $2 million in the project. There are no direct or indirect guarantees by Black Hills Corporation in favor of Rio Volcan. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Rio Volcan.

(d)  As of December 31, 2000, the total cost of Rio Volcan was $33,600,000.

(e)  None.

P.H. Don Pedro, S.A.

(a)  P.H. Don Pedro,  S.A. ("Don Pedro"),  an EWG that is  incorporated in Costa
     Rica, with its principal business offices located at Santo Domingo de Heredia del Hotel Bouganville 200 Mts. Al Este de la Iglesia Catolica, Heredia, Costa Rica. Don Pedro owns a 14.5 MW hydroelectric facility located in the District of Sarapiqui, Canton of Alajuela, Province of Alajuela, Costa Rica. Don Pedro's application for EWG status was granted by FERC in P.H. Don Pedro, S.A., 78 FERC P. 62,198 (1997).

(b) BHEC holds a 0.5% GP interest in EIFII. EIFII holds a 29% ownership interest in Don Pedro.

(c) BHEC has invested $6.71 million in EIFII. EIFII has invested $2 million in the project. There are no direct or indirect guarantees by Black Hills Corporation in favor of Don Pedro. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Don Pedro.

(d)  As of December 31, 2000, the total cost of Don Pedro was $25,200,000.

(e)  None.

Berkshire Power Company, L.L.C.

(a) Berkshire Power Company, L.L.C. ("Berkshire Power"), a Massachusetts limited liability company with its principal office located at 200 High Street, 5th Floor, Boston, MA 02110 is an EWG that was formed to construct and own an eligible 270 MW facility located in Agawam, Massachusetts. Berkshire Power's application for EWG status was granted by FERC in Berkshire Power Company, L.L.C., 89 FERC P. 62,164 (2000).

(b) BHEC owns a 5.4% interest in Project Finance Fund III ("EIFIII"). EIFIII holds a 25.8% equity interest in Berkshire Power.

(c) The total cost of the Berkshire Power facility was $200,000,000 as of December 31, 2000. Of that amount, $51,600,000 is attributable to EIFIII. There are no direct or indirect guarantees by Black Hills Corporation in favor of Berkshire Power. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of Berkshire Power.

(d) As of December 31, 2000, the total cost of the Berkshire Power facility was $200,000,000. Berkshire Power had no revenues in the twelve month period ended December 31, 2000.

(e)  None.

MASSPOWER

(a) MASSPOWER, a Massachusetts general partnership with its principal place of business at One Bowdoin Square, Boston, MA 02114-2910, is an EWG that owns and operates an eligible 270 MW facility located in Springfield, Massachusetts. MASSPOWER's application for EWG status was granted in MASSPOWER, 83 FERC P. 62,273 (1998).

(b) BHEC owns a 5.4% interest in EIFIII. EIFIII holds a 17.5% equity interest in MASSPOWER.

(c) The total cost of the MASSPOWER facility was $240,000,000 as of December 31, 2000. Of that amount, $42,000,000 is attributable to EIFIII. There are no direct or indirect guarantees by Black Hills Corporation in favor of MASSPOWER. There is no direct or indirect recourse to Black Hills Corporation or any system company relating to any debt of MASSPOWER.

(d) As of December 31, 2000, the total cost of the MASSPOWER facility was $240,000,000.

(e)  None.

                                    EXHIBIT A

         A consolidating statement of income and retained earnings of Black Hills Corporation and its subsidiaries for the year ended December 31, 2000 and a consolidating balance sheet as of December 31, 2000 are also filed herewith.


                                               Black Hills Corporation


                                             Financial Statements as of
                                             December 31, 2000 and 1999

                             BLACK HILLS CORPORATION

                                 BALANCE SHEETS
                                As of December 31

                                         2000                 1999
                                              (in thousands)
    ASSETS

Current assets:
    Cash and cash equivalents       $    24,913           $   16,482
    Securities available for sale         2,113                7,586
    Receivables, net
      Customers                         278,436               84,331
      Other                              21,283               55,694
    Materials, supplies and fuel         16,545               14,278
    Prepaid expenses                      7,428                2,828
    Derivatives at market value          68,292                    -
                                    -----------          -----------
                                        419,010              181,199
                                    -----------          -----------

Investments                              89,352               10,444
                                    -----------          -----------

Property and equipment                1,045,346              700,044
    Less accumulated depreciation
    and depletion                      (276,452)            (246,299)
                                    -----------           ----------
                                        768,894              453,745
                                    -----------           ----------

Deferred charges and other assets:
    Federal income taxes                 18,524               11,472
    Regulatory asset                      4,134                3,944
    Other, including goodwill            38,930               14,002
                                    -----------           ----------
                                         61,588               29,418
                                    -----------           ----------
                                     $1,338,844             $674,806
                                    ===========           ==========

                             BLACK HILLS CORPORATION
                                 BALANCE SHEETS
                                As of December 31
                                   (continued)

                                                 2000                 1999
                                                      (in thousands)
    LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Current maturities of long-term debt     $    13,960           $    1,330
    Notes payable                                211,679               97,579
    Accounts payable                             247,596               80,355
    Accrued liabilities                           49,661               26,088
    Derivatives at market value                   65,960                    -
                                             -----------           ----------
                                                 588,856              205,352
                                             -----------           ----------

Long-term debt, net of current maturities        307,092              160,700
                                             -----------           ----------

Deferred credits and other liabilities:
    Federal income taxes and investment
      tax credits                                 83,733               62,162
    Reclamation and regulatory liability          22,340               22,494
    Other                                         16,516                7,492
                                             -----------           ----------
                                                 122,589               92,148
                                             -----------           ----------

Minority interest                                 37,961                    -
                                             -----------           ----------

Stockholders' equity:
   Preferred stock                                 4,000                    -
                                             -----------           ----------
   Common stock equity:
     Common stock $1 par value; 50,000,000
      shares authorized; Issued:  23,302,111
      shares in 2000 and 21,739,030 shares
      in 1999                                     23,302               21,739
   Additional paid-in capital                     73,442               40,658
   Retained earnings                             191,482              162,239
   Treasury stock                                 (9,067)              (8,030)
   Accumulated other comprehensive income           (813)                   -
                                             -----------          -----------
        Total common stock equity                278,346              216,606
                                             -----------          -----------

        Total stockholders' equity               282,346              216,606
                                             -----------          -----------

                                              $1,338,844           $  674,806
                                             ===========          ===========

                             BLACK HILLS CORPORATION

                              STATEMENTS OF INCOME
                             Years ended December 31

                                                   2000                 1999
                                                         (in thousands)

Operating revenues                             $1,623,836              $791,875
                                               ----------              --------

Operating expenses:
    Fuel and purchased power                    1,370,841               637,302
    Operations and maintenance                     46,054                36,463
    Administrative and general                     44,423                18,272
    Depreciation, depletion and amortization       32,864                25,067
    Taxes, other than income taxes                 14,904                12,880
                                               ----------             ---------
                                                1,509,086               729,984
                                               ----------             ---------

Operating income                                  114,750                61,891
                                               ----------             ---------

Other income (expense):
    Interest expense                              (30,342)              (15,460)
    Investment income                               7,075                 3,614
    Other, net                                      2,996                   876
                                               ----------             ---------
                                                  (20,271)              (10,970)
                                               ----------             ---------

Income before minority interest and income taxes   94,479                50,921
Minority interest                                 (11,273)                1,935
Income taxes                                      (30,358)              (15,789)
                                               ----------             ---------
      Net income                               $   52,848             $  37,067
                                               ==========             =========

Preferred stock dividends                             (78)                    -
                                               ----------             ---------
Net income available for common stock          $   52,770             $  37,067
                                               ==========             =========

Earnings per share of common stock:
    Basic                                      $     2.39             $    1.73
                                               ==========             =========
    Diluted                                    $     2.37             $    1.73
                                               ==========             =========

Weighted average common shares outstanding:
    Basic                                          22,118                21,445
                                               ==========             =========
    Diluted                                        22,281                21,482
                                               ==========             =========

                         STATEMENTS OF RETAINED EARNINGS
                             Years ended December 31

                                                  2000                 1999
                                                       (in thousands)

Balance, beginning of year                      $162,239              $147,774
Net income                                        52,848                37,067
Cash dividends on common stock ($1.08 and $1.04
  per share, respectively)                       (23,527)              (22,602)
Cash dividends on preferred stock                    (78)                    -
                                                --------              --------

Balance, end of year                            $191,482              $162,239
                                                ========              ========

                                   EXHIBIT B

                             Financial Data Schedule

1.   Total Assets:  $1,338,844,000 (2000 calendar year)

2.   Total Operating Revenues:     $1,623,836,000 (2000 calendar year)

3.   Net Income Available for Common Stock:  $52,770,000 (2000 calendar year)

More detailed information on each of these items are provided in Exhibit A, above.

                                    EXHIBIT C

   Organizational Charts Showing Relationship of Each EWG or Foreign Utility
          Company to Associate Companies in the Holding Company System


Exempt Wholesale Generators (EWGs):

1.       ADIRONDACK HYDRO DEVELOPMENT CORPORATION

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Adirondack Hydro Development Corporation

2.       BLACK HILLS COLORADO, LLC

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Black Hills Colorado, LLC

3.       INDECK PEPPERELL POWER ASSOCIATES, INC.

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Black Hills North America, Inc.
      North American Funding, LLC
        Indeck North American Power Partners, LP
          Indeck North American Power Fund, LP
            Indeck Pepperell Power Associates, Inc.

4.       HARBOR COGENERATION COMPANY

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      North American Funding, LLC
      Black Hills North America, Inc.
        Indeck North American Power Partners, LP
          Indeck North American Power Fund, LP
            Indeck Harbor, LLC
              Harbor Cogeneration Company


5.       BLACK HILLS GENERATION, INC.

Black Hills Corporation
  Black Hills Power, Inc.
    Wyodak Resources Development Corp.
      Black Hills Generation, Inc.

 6.      HUDSON FALLS, LLC

Black Hills Corporation
    Black Hills Power, Inc.
      Black Hills Energy Capital, Inc.
        Adirondack Hydro Development Corporation
          Hudson Falls, LLC

7.       ADIRONDACK OPERATING SERVICES, LLC

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Adirondack Hydro Development Corporation
        Adirondack Operating Services, LLC

8.       SISSONVILLE LIMITED PARTNERSHIP

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Adirondack Hydro Development Corporation
        Sissonville Corporation
        Sissonville II, LLC
          Sissonville Limited Partnership

9.       NYSD LIMITED PARTNERSHIP

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Adirondack Hydro Development Corporation
        State Dam Corporation
        State Dam II, LLC
          NYSD Limited Partnership




10.      WARRENSBURG HYDRO POWER LIMITED PARTNERSHIP

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Adirondack Hydro Development Corporation
        Warrensburg Corporation
        Warrensburg II, Corporation
          Warrensburg Hydro Power Limited Partnership

 11.     NORTHERN ELECTRIC POWER COMPANY, LP

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Adirondack Hydro Development Corporation
        Hudson Falls, LLC
          Northern Electric Power Company, LP

12.      ADIRONDACK HYDRO - FOURTH BRANCH, LLC

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      Adirondack Hydro Development Corporation
        Adirondack Hydro - Fourth Branch, LLC

13.      JAMAICA PRIVATE POWER COMPANY

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      EIF Investors Fund II, LP
        Jamaica Private Power Company

14.      P.A. DON PEDRO, S.A.

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      EIF Investors Fund II, LP
        P.A. Don Pedro S.A.

15.      P.H. RIO VOLCAN, S.A.

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      EIF Investors Fund II, LP
        P.H. Rio Volcan, S.A.

16.      BERKSHIRE POWER COMPANY, LLC

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      EIF Investors Fund III, LP
        Berkshire Power Company, LLC

17.      MASSPOWER

Black Hills Corporation
  Black Hills Power, Inc.
    Black Hills Energy Capital, Inc.
      EIF Investors Fund III, LP
        MASSPOWER

                             BLACK HILLS CORPORATION

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2001.

                                            Black Hills Corporation


                                   By       /s/ Mark T. Thies
                                            Mark T. Thies
                                            Sr. Vice President Finance and CFO


Corporate Seal

Attest:


/s/ Roxann R. Basham
Roxann R. Basham, CPA
Vice President - Controller and
Assistant Secretary





Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed.

                           Steven J. Helmers
                           General Counsel and Corporate Secretary
                           Post Office Box 1400
                           Rapid City, SD 57709